FORM 10 REQUEST FOR WITHDRAWAL

Yun He Global Co., Ltd.
c/o 3-212 Governors Square, 23
Lime Tree Bay Avenue, P.O. Box 30746,
Seven Mile Beach, Grand Cayman KY1 -1203,
Cayman Islands

October 23, 2024

United Sates Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

SUBJECT: Request for Withdrawal of Form 10-12G and other documents/filings associated with/for Yun He Global Co., Ltd. under the 34 Act.

                    Accession Numbers for this Request for Withdrawal:

Form 10-12G: 0001096906-24-001833

To Whom It May Concern:

We request withdrawal of subject Form 10-12G and all other related documents and filings, identified by the SEC Assession Numbers above, for Yun He Global Co., Ltd.

Reason for withdrawal request: to prevent/avoid the filing(s) from going active and to provide additional time to respond to and clear any and all Commission comments.

Thank you for your assistance in this matter.

Regards,

/s/ Edmund C
Edmund Chu
Director